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19007697

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVINGTON ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 SUMMER STREET, SUITE 200
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 0 1 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, IAN BENJAMIN DUNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVINGTON ASSOCIATES, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ABIGAYLE ANNE CHURCHILL
Notary Public
Massachusetts
My Commission Expires
Jun 21, 2024

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVINGTON ASSOCIATES LLC

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Managing Member
Covington Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Covington Associates LLC as of December 31, 2018, and the related notes (collectively referred to as "the financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Covington Associates LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Covington Associates LLC's management. Our responsibility is to express an opinion on Covington Associates LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Covington Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Covington Associates LLC's auditor since 2018.
New York, New York
February 27, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

COVINGTON ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	666,452
Certificate of deposit		150,000
Accounts receivable		68,540
Due from affiliate		142,101
Other assets		55,610
Office furniture and equipment, net of accumulated depreciation of $504,074		140,730
	$	1,223,433

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	78,600
Deferred rent		85,329
Accrued payroll		41,192
Total Liabilities		205,121
Commitments and contingencies		
Members' equity		1,018,312
	$	1,223,433

See accompanying notes to the statement of financial condition.

COVINGTON ASSOCIATES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

1. Organization and Nature of Business:

Covington Associates LLC (the "Company') was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies:

Cash and cash equivalents:

The Company considers certificate of deposit, money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2018, all of the Company's cash is held at two financial institutions.

Office furniture and equipment:

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which are comprised of the following as of December 31, 2018:

		Estimated Useful Life
Office Equipment	$ 309,410	5 years
Office Furniture	277,535	3 years
Leasehold Improvements	57,861	Term of lease
	$ 644,806	
Accumulated Depreciation	$(504,076)	
	$ 140,730	

2. Summary of Significant Accounting Policies - (continued):

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts at December 31, 2018. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. No allowance for doubtful accounts was recorded by the Company at December 31, 2018 as uncollectible amounts were determined to be immaterial.

Use of estimates:
The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Income taxes:

The Company is organized as a limited liability company. As a result, members are taxed individually on their proportionate share of the Company's earning. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB Accounting Standards Codification 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

2. Summary of Significant Accounting Policies - (continued):

Recent Accounting Pronouncements:

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The update requires that, at lease inception a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for financial leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No.2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company evaluated the effect of the ASU, and determined there is no material effect on members' equity and related disclosures or on net capital when the ASU is read in conjunction with SEC's no action letter on this topic.

Subsequent events:

Management has evaluated subsequent events through the date the financial statements were issued. There are no subsequent events that required recognition or disclosure.

3. Commitments and Contingencies:

Leases

During October 2016, the Company moved into a new office space in Boston, Massachusetts. The lease for this space expires in December 2023.

As part of the lessor's requirement for leasing the new office space in Boston, the Company has a letter of credit for $150,000 which has not been drawn down upon at December 31, 2018. The Company received two and a half months of free rent. Rent expense has been recognized on a straight-line basis over the non-cancelable lease term which contains fixed annual rent increases. The difference between rent expense and payments made under the lease are reflected as deferred rent in liabilities on the Statement of Financial Condition. As of December 31, 2018, there was deferred rent of $85,329.

Future minimum lease payments under operating leases are as follows:

Years Ending December 31,	
2019	$327,014
2020	334,123
2021	341,232
2022	348,341
2023	355,450
	$1,706,160

Legal Matters

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or unasserted claims that would have a material adverse effect on the Company's financial statement.

4. Employee Benefits:

The Company sponsors a 401 (k) Plan. The 401 (k) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. The Company contributed $42,150, which is included in the "General and administrative expenses" on the statement of income for the year ended December 31, 2018.

5. Net Capital Requirement:

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $461,331 which was $443,157 in excess of its required net capital of $13,675. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 0.44 to 1.

6. Major Customers:

During the year ended December 31, 2018, the Company derived gross revenues of $13,662,236 (73%) from four customers. There were no accounts receivable from these customers as of December 31, 2018.

7. Related Party Transactions:

During the year, the Company entered into an expense sharing agreement with a related entity. This agreement consists of occupancy, telephone, office, payroll and related expenses. The Company pays these expenses on behalf of the related entity and the related entity reimburses the Company. During 2018, $392,101 of expenses were allocated to the related entity. At December 31, 2018, the related entity owed $142,101 to the Company as a result of these expense allocations.